Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES DATE FOR FOURTH QUARTER AND
 YEAR END 2015 FINANCIAL EARNINGS RELEASE

Toronto, Ontario – February 1, 2016 – Progressive Waste Solutions Ltd. (the "Company" or "Progressive Waste Solutions") (NYSE, TSX: BIN) today announced that it will report its financial results for the three months and full year ended December 31, 2015, on Wednesday, February 24, 2016, before the opening of the stock markets.

Given the Company's pending merger with Waste Connections, Inc. (NYSE: WCN), Progressive Waste Solutions will not be hosting an earnings conference call or webcast.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. Progressive Waste Solutions serves its customers with vertically integrated collection and disposal assets. Progressive Waste Solutions' shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol "BIN".

To find out more about Progressive Waste Solutions, visit its website at www.progressivewaste.com.
Contact Information:
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
(905) 532-7517
chaya.cooperberg@progressivewaste.com
www.progressivewaste.com